UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

UAP HOLDING CORP.
(Name of Subject Company (Issuer))
AGRIUM INC.
AGRIUM U.S. INC.
UTAH ACQUISITION CO.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

903441103
(CUSIP Number of Class of Securities)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8700
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Leslie O’Donoghue, Esq. Agrium Inc. 13131 Lake Fraser Drive S.E. Calgary, Alberta Canada T2J 7E8 (403) 225-7000	Edwin S. Maynard, Esq. Robert B. Schumer, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3097	Patrick C. Finnerty, Esq. Blake, Cassels & Graydon LLP 3500 Bankers Hall East Tower 855 Second Street SW Calgary, Alberta, Canada T2P 4J8 (403) 260-9600

CALCULATION OF FILING FEE

Amount of
Transaction Valuation*	Filing Fee*
$2,146,255,430	$65,891

*	Estimated solely for purposes of calculating the filing fee. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307. The transaction valuation was calculated by adding the sum of (i) the offer price of $39.00 per share multiplied by 52,457,020 shares of common stock, par value $0.001 per share, of UAP Holding Corp. outstanding as of November 30, 2007, (ii)(a) 1,411,305 shares of common stock par value $0.001 per share, of UAP Holding Corp., which were subject to issuance pursuant to the exercise of outstanding options as of November 30, 2007, multiplied by (b) the amount equal to $39.00 minus $2.56 (the weighted average exercise price of such outstanding options), and (iii) the offer price of $39.00 per share multiplied by 1,256,505 shares of common stock, par value $0.001 per share, of UAP Holding Corp., which were subject to issuance pursuant to the settlement of outstanding restricted stock units and the distribution of shares with respect to deferred equity units as of November 30, 2007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, this “Schedule TO”) is filed by (i) Agrium Inc., a corporation governed by the Canada Business Corporations Act (“Parent”), (ii) Agrium U.S. Inc., a Colorado corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), and (iii) Utah Acquisition Co., a Delaware corporation and a direct wholly-owned subsidiary of Purchaser (“Merger Sub”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of UAP Holding Corp., a Delaware corporation (the “Company”), at a purchase price of $39.00 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 10, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company is UAP Holding Corp. The Company’s principal executive office is located at 7251 W. 4th Street, Greeley, Colorado 80634 and its telephone number at such office is (970) 356-4400. The information set forth in Section 8 — “Certain Information Concerning the Company” of the Offer to Purchase is incorporated herein by reference.

(b) This Schedule TO relates to Purchaser’s offer to purchase all of the issued and outstanding Shares. According to the Company, as of November 30, 2007, there were 52,457,020 Shares issued and outstanding, 1,411,305 Shares reserved and available for issuance upon or otherwise deliverable in connection with the exercise of outstanding options, and 1,256,505 Shares reserved and available for issuance upon or otherwise deliverable in connection with the settlement of restricted stock units and the distribution of Shares with respect to deferred equity units.

(c) The information set forth in Section 6 — “Price Range of Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Parent, Purchaser and Merger Sub. The information set forth in Section 9 — “Certain Information Concerning Parent, Purchaser and Merger Sub” and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in “Summary Term Sheet,” “Introduction,” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Merger Sub,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer and Plans for the Company” and “The Transaction Documents,” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in “Summary Term Sheet,” “Introduction,” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Possible Effects of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer and Plans for the Company,” and “The Transaction Documents,” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Section 9 — “Certain Information Concerning Parent, Purchaser and Merger Sub” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Section 18 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Merger Sub,” “Background of Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer and Plans for the Company” and “The Transaction Documents,” is incorporated herein by reference.

(a)(2),(3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer and Plans for the Company,” “Conditions to the Offer” and “Certain Regulatory and Legal Matters,” is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Possible Effects of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated December 10, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on December 10, 2007 in The New York Times.
(a)(5)(i)	Joint press release issued by Parent and the Company on December 3, 2007 (incorporated by reference to Exhibit A to the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Parent, Purchaser and Merger Sub on December 3, 2007).
(a)(5)(ii)	A PowerPoint presentation that accompanied a website simulcast on December 3, 2007 by Parent in connection with its proposed acquisition of the Company (incorporated by reference to Exhibit B to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 3, 2007).

(a)(5)(iii)	A message distributed by the Company’s Chief Executive Officer, Chairman and President to the employees of the Company on December 3, 2007 in connection with Parent’s proposed acquisition of the Company (incorporated by reference to Exhibit C to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 3, 2007).
(a)(5)(iv)	A message distributed by Parent’s President and Chief Executive Officer to the employees of Parent on December 3, 2007 in connection with Parent’s proposed acquisition of the Company (incorporated by reference to Exhibit D to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 3, 2007).
(a)(5)(v)	A transcript of a website simulcast by Parent on December 3, 2007 in connection with its proposed acquisition of the Company (incorporated by reference to Exhibit A to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 4, 2007).
(b)	Commitment Letter from Royal Bank of Canada to Parent, dated as of December 2, 2007.
(d)(1)	Agreement and Plan of Merger, dated as of December 2, 2007, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 1 to Form 6-K filed with the SEC by Parent on December 3, 2007).
(d)(2)	Confidentiality Agreement between Parent and the Company, dated as of September 25, 2006 (incorporated by reference to Exhibit (e)(2) to Schedule 14D-9 filed with the SEC by the Company on December 10, 2007).
(d)(3)	Side Letter to the Confidentiality Agreement between Parent and the Company, dated as of November 16, 2007 (incorporated by reference to Exhibit (e)(3) to Schedule 14D-9 filed with the SEC by the Company on December 10, 2007).
(d)(4)	Side Letter to the Confidentiality Agreement between Parent and the Company, dated as of November 25, 2007 (incorporated by reference to Exhibit (e)(4) to Schedule 14D-9 filed with the SEC by the Company on December 10, 2007).
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

AGRIUM INC.

By:	/s/ Michael M. Wilson
Name:     Michael M. Wilson

Title:	President & Chief Executive Officer

By:	/s/ Bruce G. Waterman
Name:     Bruce G. Waterman

Title:	Senior Vice President, Finance & Chief Financial Officer

AGRIUM U.S. INC.

By:	/s/ Richard L. Gearheard
Name:     Richard L. Gearheard

Title:	President & Chief Executive Officer

By:	/s/ Patrick J. Freeman
Name:     Patrick J. Freeman

Title:	Vice President & Treasurer

UTAH ACQUISITION CO.

By:	/s/ Richard L. Gearheard
Name:     Richard L. Gearheard

Title:	President

By:	/s/ Patrick J. Freeman
Name:     Patrick J. Freeman

Title:	Vice President & Treasurer

Dated: December 10, 2007

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated December 10, 2007.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of Summary Advertisement as published on December 10, 2007 in The New York Times.
(a)(5)(i)	Joint press release issued by Parent and the Company on December 3, 2007 (incorporated by reference to Exhibit A to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 3, 2007).
(a)(5)(ii)	A PowerPoint presentation that accompanied a website simulcast on December 3, 2007 by Parent in connection with its proposed acquisition of the Company (incorporated by reference to Exhibit B to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 3, 2007).
(a)(5)(iii)	A message distributed by the Company’s Chief Executive Officer, Chairman and President to the employees of the Company on December 3, 2007 in connection with Parent’s proposed acquisition of the Company (incorporated by reference to Exhibit C to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 3, 2007).
(a)(5)(iv)	A message distributed by Parent’s President and Chief Executive Officer to the employees of Parent on December 3, 2007 in connection with Parent’s proposed acquisition of the Company (incorporated by reference to Exhibit D to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 3, 2007).
(a)(5)(v)	A transcript of a website simulcast by Parent on December 3, 2007 in connection with its proposed acquisition of the Company (incorporated by reference to Exhibit A to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 4, 2007).
(b)	Commitment Letter from Royal Bank of Canada to Parent, dated as of December 2, 2007.
(d)(1)	Agreement and Plan of Merger, dated as of December 2, 2007, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 1 to Form 6-K filed with the SEC by Parent on December 3, 2007).
(d)(2)	Confidentiality Agreement between Parent and the Company, dated as of September 25, 2006 (incorporated by reference to Exhibit (e)(2) to Schedule 14D-9 filed with the SEC by the Company on December 10, 2007).
(d)(3)	Side Letter to the Confidentiality Agreement between Parent and the Company, dated as of November 16, 2007 (incorporated by reference to Exhibit (e)(3) to Schedule 14D-9 filed with the SEC by the Company on December 10, 2007).
(d)(4)	Side Letter to the Confidentiality Agreement between Parent and the Company, dated as of November 25, 2007 (incorporated by reference to Exhibit (e)(4) to Schedule 14D-9 filed with the SEC by the Company on December 10, 2007).
(g)	Not applicable.
(h)	Not applicable.

*	Included in mailing to stockholders.